UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D
(Amendment No. 1)
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(a)

Core-Mark Holding Company, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

218681104
(CUSIP Number of Class of Securities)

Wynnefield Partners Small Cap Value, L.P.
450 Seventh Avenue, Suite 509
New York, New York 10123
Attention: Mr. Nelson Obus
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copy to:

Shahe Sinanian, Esq.
Greenberg Traurig, LLP
200 Park Avenue
New York, New York 10166
(212) 801-9200

March 18, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

(continued on following pages)

CUSIP No. 218681104 13D

1. NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS WC (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER 173,347 shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -0- (See Item 5)
EACH REPORTING PERSON	9. SOLE DISPOSITIVE POWER 173,347 shares (See Item 5)
WITH	10. SHARED DISPOSITIVE POWER -0- (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,347 shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% (See Item 5)
14. TYPE OF REPORTING PERSON PN

CUSIP NO. 218681104 13D

1. NAME OF REPORTING PERSON: Wynnefield Small Cap Value Offshore Fund, Ltd.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS WC (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7. SOLE VOTING POWER 227,092 shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -0- (See Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER 227,092 shares (See Item 5)
PERSON WITH	10. SHARED DISPOSITIVE POWER -0- (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 227,092 shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2% (See Item 5)
14. TYPE OF REPORTING PERSON CO

CUSIP NO. 218681104 13D

1. NAME OF REPORTING PERSON Wynnefield Partners Small Cap Value, L.P. I
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS WC (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER 357,633 shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -0- (See Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER 357,633 shares (See Item 5)
PERSON WITH	10. SHARED DISPOSITIVE POWER -0- (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,633 shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4% (See Item 5)
14. TYPE OF REPORTING PERSON PN

CUSIP NO. 218681104 13D

1. NAME OF REPORTING PERSON: Wynnefield Capital Management LLC
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS AF (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES	7. SOLE VOTING POWER 530,980 (1) shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -0- (See Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER 530,980 (1) shares (See Item 5)
PERSON WITH	10. SHARED DISPOSITIVE POWER -0- (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 530,980 (1) shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1% (See Item 5)
14. TYPE OF REPORTING PERSON OO (Limited Liability Company)
(1) Wynnefield Capital Management, LLC holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I.

CUSIP NO. 218681104 13D

1. NAME OF REPORTING PERSON: Wynnefield Capital, Inc. Profit Sharing Plan
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS AF (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER 3,900 (1) shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -0- (See Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER 3,900 (1) shares (See Item 5)
PERSON WITH	10. SHARED DISPOSITIVE POWER -0- (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,900 (1) shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (See Item 5)
14. TYPE OF REPORTING PERSON CO

CUSIP NO. 218681104 13D

1. NAME OF REPORTING PERSON: Wynnefield Capital, Inc.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS AF (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER 227,092 (1) shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -0- (See Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER 227,092 (1) shares (See Item 5)
PERSON WITH	10. SHARED DISPOSITIVE POWER -0- (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 227,092 (1) shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2% (See Item 5)
14. TYPE OF REPORTING PERSON CO
(1) Wynnefield Capital, Inc. holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd.

CUSIP NO. 218681104 13D

1. NAME OF REPORTING PERSON: Nelson Obus
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS AF (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	7. SOLE VOTING POWER 761,972 (1) shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -0- (See Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER 761,972 (1) shares (See Item 5)
PERSON WITH	10. SHARED DISPOSITIVE POWER -0- (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 761,972 (1) shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% (See Item 5)
14. TYPE OF REPORTING PERSON IN
(1) Mr. Obus may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd. and Wynnefield Capital, Inc. Profit Sharing Plan because he is a co-managing member of Wynnefield Capital Management, LLC, a principal executive officer of Wynnefield Capital, Inc. (the investment manager of Wynnefield Small Cap Value Offshore Fund, Ltd.) and the portfolio manager of Wynnefield Capital, Inc. Profit Sharing Plan. The filing of this Statement and any future amendment by Mr. Obus, and the inclusion of information herein and therein with respect to Mr. Obus, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest. Mr. Obus disclaims any beneficial ownership of the shares of Common Stock covered by this Statement.

CUSIP NO. 218681104 13D

1. NAME OF REPORTING PERSON: Joshua Landes
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS AF (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	7. SOLE VOTING POWER 758,072 (1) shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -0- (See Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER 758,072 (1) shares (See Item 5)
PERSON WITH	10. SHARED DISPOSITIVE POWER -0- (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 758,072 (1) shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2% (See Item 5)
14. TYPE OF REPORTING PERSON IN
(1) Mr. Landes may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, and Wynnefield Small Cap Value Offshore Fund, Ltd., because he is a co-managing member of Wynnefield Capital Management, LLC and a principal executive officer of Wynnefield Capital, Inc. The filing of this Statement and any future amendment by Mr. Landes, and the inclusion of information herein and therein with respect to Mr. Landes, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest. Mr. Landes disclaims any beneficial ownership of the shares of Common Stock covered by this Statement.

Explanatory Note: This Amendment No. 1 (this “Amendment”) relates to and amends the Statement of Beneficial Ownership on Schedule 13D of Wynnefield Partners Small Cap Value, L.P. (“Wynnefield Partners”), Wynnefield Small Cap Value Offshore Fund, Ltd. (“Wynnefield Offshore”), Wynnefield Partners Small Cap Value, L.P. I (“Wynnefield Partners I”), Wynnefield Capital, Inc. Profit Sharing Plan (the "Plan"), Wynnefield Capital Management, LLC (“WCM”), Wynnefield Capital, Inc. (“WCI”), Nelson Obus and Joshua Landes (each, a “Reporting Person” and collectively, the “Wynnefield Reporting Persons”), initially filed jointly by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on February 11, 2008 (the “Schedule 13D”), with respect to the common sock, par value $.01 per share (the “Common Stock”), of Core-Mark Holding Company, Inc, a Delaware corporation (the “Issuer”).

Items 3, 4 and 5 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented as follows:

 The securities reported in this Amendment as directly beneficially owned by the Wynnefield Reporting Persons, which were acquired since the date of the Schedule 13D, were acquired with funds of approximately $2,535,095.38 (including brokerage commissions). All such funds were provided from the working capital or personal funds of the Wynnefield Reporting Persons who directly beneficially own such securities.

Item 4. Purposes Of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

The Wynnefield Reporting Persons are encouraged by both the Issuer’s management’s success in implementing its business plan, as well as the continuing increase in activists in the Issuer’s shareholder base.

Item 5. Interests in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a) - (c) As of March 19, 2008, the Wynnefield Reporting Persons beneficially owned in the aggregate, 761,972 shares of Common Stock, constituting approximately 7.3% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 10,504,235 shares outstanding on February 29, 2008, as set forth in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on March 14, 2008). The following table sets forth certain information with respect to shares of Common Stock beneficially owned directly by the Wynnefield Reporting Persons listed:

Name	Number of Shares	Approximate Percentage of Outstanding Shares
Wynnefield Partners	173,347	1.7%
Wynnefield Partners I	357,633	3.4%
Wynnefield Offshore	227,092	2.2%
Plan	3,900	0.04%

WCM is the sole general partner of Wynnefield Partners and Wynnefield Partners I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own. WCM, as the sole general partner of Wynnefield Partners and Wynnefield Partners I, has the sole power to direct the voting and disposition of the shares of Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own.

Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

WCI is the sole investment manager of Wynnefield Offshore and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that Wynnefield Offshore beneficially owns. WCI, as the sole investment manager of Wynnefield Offshore, has the sole power to direct the voting and disposition of the shares of Common Stock that Wynnefield Offshore beneficially owns.

Messrs. Obus and Landes are the principal executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a principal executive officer of WCI, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

Mr. Obus is the portfolio manager for the Plan and accordingly, Mr. Obus may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that the Plan may be deemed to beneficially own. Mr. Obus, as a portfolio manager for the Plan, has the sole power to direct the voting and disposition of the shares of Common Stock beneficially owned by the Plan.

Beneficial ownership of shares of Common Stock shown on the cover pages of and set forth elsewhere in this Amendment for each of the Wynnefield Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the Wynnefield Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 761,972 shares of Common Stock, constituting approximately 7.3% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 10,504,235 shares outstanding on February 29, 2008, as set forth in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on March 14, 2008).

The filing of this Amendment and the inclusion of information herein with respect to Messrs. Obus and Landes shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

To the best knowledge of the Wynnefield Reporting Persons, except as described herein, none of the Wynnefield Reporting Persons, any person in control (ultimately or otherwise) of the Wynnefield Reporting Persons, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Common Stock, and except as set forth in the table below, there have been no transactions in shares of Common Stock effected during the past 60 days by the Wynnefield Reporting Persons, any person in control of the Wynnefield Reporting Persons (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Reporting Persons may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the Wynnefield Reporting Persons; and the Wynnefield Reporting Persons, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred in the past 60 days.

The Wynnefield Reporting Persons have made purchases of shares of Common Stock during the past 60 days as follows:

Name	Date	Number of Shares	Price
Wynnefield Partners I	01-17-2008	5,000	24.00
Wynnefield Partners I	01-18-2008	1,255	24.05
Wynnefield Partners I	01-22-2008	8,793	23.79
Wynnefield Partners I	01-23-2008	8,990	23.33
Wynnefield Partners I	01-28-2008	1,000	24.40
Wynnefield Partners I	01-31-2008	1,000	24.50
Wynnefield Partners I	03-03-2008	2,000	26.00
Wynnefield Partners I	03-04-2008	3,800	26.19
Wynnefield Partners I	03-10-2008	4,400	24.05
Wynnefield Partners I	03-10-2008	11,300	23.98
Wynnefield Partners I	03-11-2008	3,200	24.32
Wynnefield Partners I	03-13-2008	4,800	24.33
Wynnefield Partners I	03-14-2008	7,300	24.41
Wynnefield Partners I	03-17-2008	300	23.95
Wynnefield Partners I	03-18-2008	10,500	25.75

Wynnefield Partners	03-04-2008	2,700	26.19
Wynnefield Partners	03-10-2008	8,200	23.98
Wynnefield Partners	03-14-2008	5,300	24.41
Wynnefield Partners	03-18-2008	7,635	25.75

Wynnefield Offshore	03-04-2008	3,500	26.19
Wynnefield Offshore	03-10-2008	10,500	23.98
Wynnefield Offshore	03-14-2008	6,700	24.41
Wynnefield Offshore	03-18-2008	9,800	25.75

(d) No person, other than each of the Wynnefield Reporting Persons referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e) Not applicable.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1
Joint Filing Agreement among the Wynnefield Reporting Persons, dated February 11, 2008 (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Wynnefield Reporting Persons with respect to the Issuer on February 11, 2008).

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: March 25, 2008	WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
	By:	Wynnefield Capital Management, LLC,
General Partner
	By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member
WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I
	By:	Wynnefield Capital Management, LLC,
General Partner
	By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member
WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.
	By:	Wynnefield Capital, Inc.
	By:	/s/ Nelson Obus
Nelson Obus, President
WYNNEFIELD CAPITAL, INC. PROFIT SHARING PLAN, INC.
	By:	/s/ Nelson Obus
Nelson Obus, Portfolio Manager
WYNNEFIELD CAPITAL MANAGEMENT, LLC
	By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member
WYNNEFIELD CAPITAL, INC.
	By:	/s/ Nelson Obus
Nelson Obus, President

/s/ Nelson Obus
Nelson Obus, Individually

/s/ Joshua Landes
Joshua Landes, Individually